Exhibit 99.6

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

February 26, 2016

Board of Directors
HarborOne Mutual Bancshares
HarborOne Bancorp, Inc.
HarborOne Bank
770 Oak Street

Brockton, Massachusetts  02301

Re:                             Plan of Reorganization and Minority Stock Issuance
HarborOne Mutual Bancshares
HarborOne Bancorp, Inc.
HarborOne Bank

Members of the Board of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Reorganization and Minority Stock Issuance (the “Plan”) adopted by the Board of Directors of HarborOne Bank, a Massachusetts cooperative bank in mutual form (the “Bank”).  The Plan provides for the reorganization of the Bank into a mutual holding company form of organization with a mid-tier holding company, HarborOne Bancorp, Inc., a Massachusetts corporation (the “Company”), and the offer for sale a minority of the Company’s common stock.  Pursuant to the Plan, when the stock offering is completed purchasers in the stock and shares contributed to the Foundation will own up to 49.9% of the common stock and HarborOne Mutual Bancshares will own the remaining majority of the Company’s outstanding shares of common stock.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company.  The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders who continue to maintain deposits in HarborOne Bank.  The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of (i) HarborOne Bank or (ii) the Company and HarborOne Bank.

In the unlikely event that either HarborOne Bank or the Company and HarborOne Bank were to liquidate after the issuance of stock, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors who had a deposit account balance of at least $50 as of December 31, 2014.

Based upon our review of the Plan and our observations that the liquidation rights are non-transferable and become payable only upon the unlikely event of the liquidation of HarborOne Bank or the Company and HarborOne Bank at a time when the Company is solvent, the amounts credited under the liquidation account will be subject to downward adjustment as an applicable depositor’s deposit balance is reduced, but will not be increased when such depositor’s account balance increases, and that after two years from the date of stock issuance and upon written request of the Federal Reserve Board, the Company will transfer the liquidation account and depositors’ interest in such account to HarborOne Bank and the liquidation account shall thereupon become the liquidation account of HarborOne Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the liquidation account does not have any economic value at the time of the transaction contemplated  in  the  first  paragraph  above.  We note that we have not undertaken any independent investigation of state or federal law or the position

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of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.